

February 24, 2012

Via Facsimile
Mr. John Vandemore
Chief Financial Officer
International Game Technology
6355 South Buffalo Drive
Las Vegas, Nevada 89113

> **Re:** **International Game Technology**
> **Form 10-K for the Fiscal Year Ended October 1, 2011**
> **Filed November 30, 2011**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2011**
> **Filed February 8, 2012**
> **File No. 1-10684**

Dear Mr. Vandemore:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 1, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Business Segment Results, page 34
2011 Compared with 2010, page 34
2010 Compared with 2009, page 35

1. We note that you provide only a brief description of the reasons for the changes in your line items from year to year, and do not identify the actual factors or business reasons that were responsible for such changes. For example, we note on page 34 that you attribute your increase in North America operating income to higher product sales volume combined with reduced impairment and restructuring changes. You further note that

product sales revenues improved due to increased replacement sales and higher licensing fees and network systems sales, but do not explain what caused such increases or quantify each of the factors contributing to the overall increase. In particular, we note that your replacement sales were up 29% year over year, despite the fact that the industry expected, and continues to expect, machine replacements to be at historically low levels, as you note in your risk factor on page 13. Further, we note that during your earnings call discussing your results for the fourth quarter of 2011, you state that your North American replacement sales were at the highest quarterly level in four years, and that your share of the replacement market was approximately 40% to 45% for the quarter. However, we also note that you advised during the earnings call that the numbers were an "anomaly" and that you believe your share of the replacement market will be closer to 30% going forward, and that the reason for the significant increase in replacement sales was "just really good product and some timing issues."

Your current disclosure on page 34 regarding the increase in replacement sales states only that it was driven by "successful promotional programs." This disclosure does not explain to investors why your replacements sales were at a historical high, and what specifically drove the significant increase. Please note that Management's Discussion and Analysis should analyze the reasons underlying changes in line items and quantify such reasons, where practicable. Further, this section should specifically identify and address key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of your company, such as the specific reasons for the significant increase in replacement sales. The analysis must also focus on known material events and uncertainties that would cause reported financial information not to be necessarily indicative of future operating performance or of future financial condition, and must discuss whether factors causing changes in line items are the result of a trend and, if so, whether you expect it to continue and how it may impact your planned acquisitions, your available liquidity. Please substantially revise your Management's Discussion and Analysis in your future filings to provide the requisite analysis. Please provide us with draft disclosure showing how you will present this analysis. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 37
Sources of Liquidity – Selected Financial Information and Statistics, page 37

2.   Tell us supplementally and expand your disclosures in future filings to explain the reason(s) for your 10 day increase in average days sales outstanding from 2010 to 2011.

Cash Flows Summary – A Three Year Comparative, page 37
Operating Cash Flows, page 37

3.   Tell us supplementally and expand your disclosures in future filings to explain why there was less cash used for income taxes, inventory, accounts payable and accrued liabilities and why there was less cash provided from receivables and other assets.

Item 8 – Financial Statements, page 46

Note 1. Summary of Significant Accounting Policies, page 54
Jackpot Accounting, page 56

4. Please clarify how you account for jackpot expenses and jackpot liabilities that are not WAP jackpots.

Note 13. Contingencies, page 76
Litigation, page 76

5. We refer to your statement that "the amount or range of reasonably possible losses, including reasonably possible losses in excess of amounts already accrued, is not reasonably estimable with respect to certain matters and that the aggregate amount or range of such losses that are estimable would not have a material adverse effect on the Company's future results of operations, financial position, or cash flows" and have the following comments:

    •   Please identify each matter for which you have concluded that you cannot estimate the reasonably possible loss or range of loss, including reasonably possible losses in excess of amounts already accrued and supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

    •   Please identify the matters for which you are able to estimate the amount of loss or range of loss and quantify for us such amounts and demonstrate how you reached the conclusion that such amounts would not have a material adverse effect on your future results of operations, financial position or cash flows.

Note 22. Quarterly Financial Data (Unaudited), page 92

6. We note that revenue for the fourth quarter of fiscal 2011 increased as compared to the third quarter of fiscal 2011 but that revenue for the fourth quarter of fiscal 2010 remained flat as compared to the third quarter of fiscal 2010 and that revenue for the fourth quarter of fiscal 2009 slightly decreased as compared to the third quarter of fiscal 2009. Please tell us and disclose in future filings whether there were any unusual or infrequently occurring items recognized in the fourth quarter of 2011. Refer to Item 302(A)(3) of Regulation S-K. In this regard, please tell us whether the increase in your fourth quarter

Mr. John Vandemore
International Game Technology
February 24, 2012
Page 4

revenue during fiscal 2011 was due to the increased replacement machines resulting from promotional programs, as mentioned on page 34, or for some other reasons. To the extent that the fluctuation in your fourth quarter sales was the result of your promotional programs, please tell us the nature, timing and impact of these programs, as well as whether management believes the increase in fourth quarter sales in fiscal 2011 negatively impacted first quarter sales in fiscal 2012. In this regard, we note that lower North America product sales during the first quarter of fiscal 2011 were due, in part, to slower replacement units.

Form 10-Q for the Fiscal Quarter Ended December 31, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Liquidity and Capital Resources, page 35
Sources of Liquidity – Selected Financial Information and Statistics, page 35

7.   We note that your average days sales outstanding "improved due to lower receivables." Please tell us and expand your disclosures in future filings to explain why your receivables were lower.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot at (202) 551-3442 or Pamela Long at (202) 551-3765 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief